Exhibit 99.2

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at March 10, 2021 and should be read in conjunction with Franco-Nevada’s audited consolidated financial statements and related notes as at and for the year ended December 31, 2020 and 2019 (the “financial statements”). The audited consolidated financial statements and this MD&A are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward-Looking Information” at the end of this MD&A and to consult Franco-Nevada’s audited consolidated financial statements for the year ended December 31, 2020 and 2019 and the corresponding notes to the financial statements which are available on our website at www.franco-nevada.com, on SEDAR at www.sedar.com and on Form 40-F filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form and Form 40-F, are available on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of Franco-Nevada’s producing and advanced royalty and stream assets, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.franco-nevada.com.

Table of Contents

3	Overview
4	Strategy
5	Highlights
8	Guidance
9	Market overview
10	Selected financial information
11	Revenue by asset
12	Review of quarterly financial performance
16	Review of annual financial performance
20	Impairment charges and reversals
21	General and administrative expenses
21	Other income and expenses
22	Summary of quarterly information
23	Balance sheet review
24	Liquidity and capital resources
29	Critical accounting estimates
31	Outstanding share data
31	Internal control over financial reporting and disclosure controls and procedures
32	Non-IFRS financial measures
35	Cautionary statement on forward-looking information
Abbreviations used in this report

The following abbreviations may be used throughout this MD&A:

Abbreviated Definitions
Periods under review		Interest types		Measurement
"Q4/2020"	The three-month period ended December 31, 2020	"NSR"	Net smelter return royalty	"GEO"	Gold equivalent ounces
"Q3/2020"	The three-month period ended September 30, 2020	"GR"	Gross royalty	"PGM"	Platinum group metals
"Q2/2020"	The three-month period ended June 30, 2020	"ORR"	Overriding royalty	"oz"	Ounce
"Q1/2020"	The three-month period ended March 31, 2020	"GORR"	Gross overriding royalty	"oz Au"	Ounce of gold
"Q4/2019"	The three-month period ended December 31, 2019	"FH"	Freehold or lessor royalty	"oz Ag"	Ounce of silver
"Q3/2019"	The three-month period ended September 30, 2019	"NPI"	Net profits interest	"oz Pt"	Ounce of platinum
"Q2/2019"	The three-month period ended June 30, 2019	"NRI"	Net royalty interest	"oz Pd"	Ounce of palladium
"Q1/2019"	The three-month period ended March 31, 2019	"WI"	Working interest	"LBMA"	London Bullion Market Association
				"bbl"	Barrel
Places and currencies				"boe"	Barrels of oil equivalent
"U.S."	United States			"WTI"	West Texas Intermediate
"$" or "USD"	United States dollars			"mcf"	Thousand cubic feet
"C$" or "CAD"	Canadian dollars
"A$" or "AUD"	Australian dollars

For definitions of the various types of agreements, please refer to our most recent Annual Information Form filed on SEDAR at www.sedar.com or our Form 40-F filed on EDGAR at www.sec.gov.

2020 Management’s Discussion and Analysis	2

Overview

Franco-Nevada is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of royalties and streams by commodity, geography, revenue type and stage of project.

Franco-Nevada asset count at March 10, 2021
	Mining	Energy	TOTAL
Producing	54	55	109
Advanced	41	—	41
Exploration	223	27	250
TOTAL	318	82	400

Franco-Nevada’s shares are listed on the Toronto and New York stock exchanges under the symbol FNV.  An investment in Franco-Nevada’s shares is expected to provide investors with yield and exposure to commodity price and exploration optionality while limiting exposure to cost inflation and other operating risks. Since its initial public offering over 13 years ago, Franco-Nevada has increased its dividend annually and its share price has outperformed the gold price and all relevant gold equity benchmarks.

Our aspiration is to make Franco-Nevada the “go to” gold stock for the generalist investor. We believe that our emphasis on minimizing risk, paying dividends and maintaining a strong balance sheet along with high environmental, social and governance standards is attractive to generalist investors. In a world confronted by political volatility and financial market instability, we believe making Franco-Nevada a lower risk gold investment that pays dividends and has leverage to gold is the right strategy.

2020 Management’s Discussion and Analysis	3

Strategy

Franco-Nevada is committed to being the gold investment that works; for its shareholders, its operating partners and its communities:

●	The Company believes combining a lower-risk gold investment with a strong balance sheet, progressive dividends and exposure to exploration optionality is the right mix to appeal to investors seeking to hedge market instability.
●	Franco-Nevada seeks to build long-term alignment with its operating partners. This alignment and the natural flexibility of royalties and streams is an effective financing tool for the cyclical resource sector.
●	Franco-Nevada works to be a positive force in its community, ensuring high governance standards, providing a safe and diverse workplace, promoting responsible mining and energy production and sponsoring community programs at the operations in which it invests.

Franco-Nevada’s revenue is generated from various forms of agreements, ranging from net smelter return royalties, streams, net profits interests, net royalty interests, working interests and other types of arrangements.

The Company does not operate mines, develop projects or conduct exploration.  Franco-Nevada has a free cash flow generating business with limited future capital commitments and management is focused on managing and growing its portfolio of royalties and streams. The advantages of this business model are:

●	Exposure to commodity price optionality;
●	A perpetual discovery option over large areas of geologically prospective lands;
●	No additional capital requirements other than the initial investment;
●	Limited exposure to many of the risks associated with operating companies;
●	A free cash-flow business with limited cash calls;
●	A high-margin business that can generate cash through the entire commodity cycle;
●	A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and
●	Management that focuses on forward looking growth opportunities rather than operational or development issues.

Franco-Nevada’s financial results in the short term are primarily tied to the price of commodities and the amount of production from its portfolio of assets. Financial results have also typically been supplemented by acquisitions of new assets.  Over the longer term, results are impacted by the availability of exploration and development capital applied by other companies to expand or extend Franco-Nevada’s producing assets or to advance Franco-Nevada’s advanced and exploration assets into production.

Franco-Nevada has a long-term investment outlook and recognizes the cyclical nature of the industry. Franco-Nevada has operated by maintaining a strong balance sheet so that it can make investments during commodity cycle downturns.

Our focus is growing investor exposure to gold and other precious metals, although we also make limited countercyclical investments in energy and other metals. This strategy adds to our growth options and increases our exposure to resource sector optionality. In 2020, 91.0% of revenue was earned from gold and gold equivalents.

One of the strengths of the Franco-Nevada business model is that our margins are not generally impacted when producer costs increase. The majority of our interests are royalty and stream payments/deliveries that are based on production levels with no adjustments for the operator’s operating cost. In 2020, these accounted for 92.3% of our revenue. We also have a small number of NPI and NRI royalties which are based on the profit of the underlying operations.

2020 Management’s Discussion and Analysis	4

Highlights

Financial Update – Q4/2020 vs Q4/2019

●	147,476 GEOs(1) sold in Q4/2020, a decrease of 3.9%;
●	$304.5 million in revenue, an increase of 18.0%;
●	$44.8 million, or $304 per GEO sold, in Cash Costs(2) attributable to GEO production, compared to $44.1 million, or $287 per GEO sold;
●	$253.7 million, or $1.33 per share, of Adjusted EBITDA(2), an increase of 25.8% and 24.3%, respectively;
●	83.3% in Margin(2), compared to 78.1%;
●	$176.7 million, or $0.93 per share, in net income, an increase of 56.0% and 55.0%, respectively;
●	$163.0 million, or $0.85 per share in Adjusted Net Income(2), an increase of 47.1% and 44.1%, respectively;
●	$246.3 million in net cash provided by operating activities, an increase of 33.4%;
●	$534.2 million in cash and cash equivalents as at December 31, 2020 with no debt;
●	$1.9 billion in available capital as at December 31, 2020.

Financial Update – 2020 vs 2019

●	521,564 GEOs sold, an increase of 1.0%;
●	$1,020.2 million in revenue, an increase of 20.9%;
●	$152.4 million, or $292 per GEO sold, in Cash Costs attributable to GEO production, compared to $137.5 million, or $266 per GEO sold;
●	$839.6 million, or $4.41 per share, in Adjusted EBITDA, an increase of 24.7% and 22.8%, respectively;
●	82.3% in Margin, compared to 79.8% in 2019;
●	$326.2 million, or $1.71 per share, in net income, a decrease of 5.2% and 6.6%, respectively;
●	$516.3 million, or $2.71 per share, in Adjusted Net Income, an increase of 51.2% and 48.9%, respectively;
●	$803.9 million in net cash provided by operating activities, an increase of 30.1%.

Impact of the COVID-19 Pandemic

Although a challenging year, we believe 2020 highlighted the resilience of Franco-Nevada’s business model during uncertain times. Our workforce seamlessly transitioned to working remotely and we developed work-arounds for certain of our due diligence processes, leading to the addition of several assets to our portfolio. We also expanded our social commitments, with new programs to support mental health at the communities around Candelaria and water infrastructure for communities around Palmarejo-Guadalupe, and made new community contribution commitments as part of our acquisition of the Alpala royalty and Condestable stream.

Earlier in the year, a number of our assets were impacted by a temporary suspension of operations. These included Cobre Panama, Antamina, Guadalupe-Palmarejo, Stillwater, Mine Waste Solutions (“MWS”), Detour Lake, Kirkland Lake (Macassa), Golden Highway, Cerro Moro, Canadian Malartic, Musselwhite, Timmins West, and Island Gold. As a result of these suspensions, as well as the concurrent crash in oil and gas prices, on April 7, 2020, we withdrew our original guidance for 2020 of 550,000 to 580,000 GEOs and $80 to $95 million in Energy revenue. Since then, all of our temporarily suspended mining assets were authorized to resume, with the exception of Golden Highway which remains on temporary suspension while the operator, Kirkland Lake Gold Ltd., continues to assess options for the future of the assets. On August 5, 2020, we issued revised guidance of 475,000 to 505,000 GEOs and $60 to $75 million in Energy revenue, both of which have been exceeded.

The pandemic, along with a number of geopolitical and market factors, created significant volatility in commodity prices during the year, resulting in record gold prices but historic lows for oil and gas. The significant decrease in the price of oil and gas in the first half of 2020 resulted in reduced production and capital spend by a number of the operators of our Energy assets. As a result, we undertook a review of the carrying value of our Energy assets and recorded after-tax impairments of $207.4 million ($271.7 million pre-tax) related to our interests in the SCOOP/STACK and Weyburn. As a result of increased gold prices, we reviewed our previously impaired gold assets, and recorded a full reversal of our impairment of the MWS stream of $9.6 million, net of depletion charges. Commodity prices have been more volatile than usual during the pandemic and there is heightened potential for further impairments or reversals thereof.

Franco-Nevada ended 2020 financially strong, debt-free, and well-positioned to make further investments to grow its diversified portfolio of assets. At December 31, 2020, the Company had working capital of $610.5 million, including cash and cash equivalents of $534.2 million, marketable securities of $191.8 million, and credit facilities of $1.1 billion.

__________________________

1

GEOs include Franco-Nevada’s attributable share of production from our Mining assets, after applicable recovery and payability factors, and do not include Energy assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other mining commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the mining commodity was produced or sold. For illustrative purposes, please refer to the average commodity price table on pages 12 and 16 of this MD&A for indicative prices which may be used in the calculation of GEOs for the quarters and years ended December 31, 2020 and 2019, respectively.

2

Cash Costs, Adjusted Net Income, Adjusted EBITDA, and Margin are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see the “Non-IFRS Financial Measures” section of this MD&A.

2020 Management’s Discussion and Analysis	5

Significant Portfolio Updates

Additional updates related to our portfolio of assets are available in our News Release issued on March 10, 2021, available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

●	Cobre Panama: On January 26, 2021, First Quantum Minerals Ltd. (“First Quantum”) reported that it produced 206,000 tonnes of copper and 85,000 ounces of gold in 2020, exceeding its revised copper production guidance and ending at the high end of its revised gold production guidance. The operation, which suspended operations from April to July 2020 due to the COVID-19 pandemic, restarted full production levels in August, ahead of schedule. Franco-Nevada sold 76,348 GEOs from the asset in 2020.
●	Candelaria: On January 20, 2021, Lundin Mining Corporation (“Lundin Mining”) reported that Candelaria copper and gold production both exceeded revised annual guidance. The operation, which had been suspended in October 2020 due to labour strikes, returned to full production in December after reaching new collective agreements. Candelaria completed its Mill Optimization Project in December with the upgrade installation of the fourth and final ball mill motor. Franco-Nevada sold 59,655 GEOs from the asset in 2020.

Corporate Developments

Acquisition of Condestable Gold and Silver Stream – Peru

Subsequent to year-end, on March 8, 2021, the Company, through a wholly-owned subsidiary, closed a precious metals stream agreement with reference to the gold and silver production from the Condestable mine in Peru, for an up-front deposit of $165.0 million. The Condestable mine is located approximately 90 kilometers south of Lima, Peru, and is owned and operated by a subsidiary of Southern Peaks Mining LP (“SPM”), a private company. Commencing on January 1, 2021 and ending December 31, 2025, Franco-Nevada will receive 8,760 ounces of gold and 291,000 ounces of silver annually until a total of 43,800 ounces of gold and 1,455,000 ounces of silver have been delivered (the “Fixed Deliveries”). Thereafter, Franco-Nevada will receive 63% of the contained gold and contained silver produced until a cumulative total of 87,600 ounces of gold and 2,910,000 ounces of silver have been delivered (the “Variable Phase 1 Deliveries”). The stream then reduces to 25% over the remaining life of mine (the “Variable Phase 2 Deliveries”). Franco-Nevada will pay 20% of the spot price for gold and silver for each ounce delivered under the stream (the “Ongoing Payment”). The stream has an effective date of January 1, 2021, with the first quarterly delivery due on or before March 15, 2021.

For a period of four years from closing, subject to certain restrictions, a subsidiary of SPM may, at its option, make a one-time special delivery comprising the number of ounces of refined gold equal to $118.8 million at the then current spot price subject to the Ongoing Payment, to achieve the early payment of the Fixed Deliveries and Variable Phase 1 Deliveries. The Variable Phase 2 Deliveries would commence immediately thereafter.

Acquisition of U.S. Oil & Gas Royalty Rights – Haynesville, Texas, U.S.A.

On December 29, 2020, the Company, through a wholly-owned subsidiary, acquired a royalty portfolio in the Haynesville natural gas play in Texas, from Mesa Minerals Partners LLC, a Quantum Energy Partners portfolio company, for $135 million. The Haynesville represents one of the most active gas plays in North America. The royalties are located in Harrison and Panola counties, which represent a core area of the East Texas part of the basin, where Rockcliff Energy II LLC is the primary operator. The royalties are derived principally from mineral title which provides a perpetual interest in royalty lands.

The acquisition has an effective date of October 1, 2020. Between the effective date and the closing date, the asset has generated approximately $4.2 million in royalties associated with the sale of natural gas.

Amendment of Sabodala Gold Stream Agreement - Senegal

On September 25, 2020, the Company, through a wholly-owned subsidiary, amended its existing Sabodala gold purchase and sale agreement with Teranga Gold Corporation (“Teranga”) to compensate the Company for displacement that will be caused by the processing of Massawa ore through the Sabodala processing facilities and to provide for certain protocols for the commingling of Sabodala and Massawa ores. Teranga acquired a 90% interest in the Massawa project from Barrick Gold Corporation on March 4, 2020.

The amended agreement provides that effective September 1, 2020, Teranga will make fixed deliveries of 783.33 ounces of refined gold per month until 105,750 ounces of gold have been delivered to the Company (the “Fixed Delivery Period”) and 6% of production from the stream area thereafter. Following the Fixed Delivery Period, a reconciliation will be conducted to determine if the Company would have received more or less than 105,750 ounces of gold under the 6% variable stream during such period.  Teranga will be entitled to a credit for an over-delivery which will be applied against the 6% variable stream until depleted and the Company will be entitled to a one-time additional delivery in the case of an under-delivery.

Acquisition of Rio Baker (Salares Norte) Royalty – Chile

On September 23, 2020, the Company, through a wholly-owned subsidiary, acquired an existing 2% NSR on all mineral production from Gold Fields’ Rio Baker concessions in Chile for $5.0 million cash with contingent payments of up to $8.0 million. With this acquisition, the Company now has exposure to 100% of the Salares Norte deposit. The royalty agreement is subject to a 0.5% buy-back at any time for $4.0 million.

2020 Management’s Discussion and Analysis	6

Acquisition of Alpala Royalty – Northern Ecuador

On September 11, 2020, the Company completed a royalty transaction with SolGold plc (“SolGold”) to acquire a 1% NSR with reference to all minerals produced from the Alpala copper-gold-silver project in northern Ecuador for $100.0 million. The Alpala project is owned by Exploraciones Novomining SA, which is held 85% by SolGold and 15% by Cornerstone Capital Resources Inc. SolGold has the option to increase the size of the transaction to $150 million for a 1.5% NSR until May 11, 2021 and also has the option to buy-back 50% of the royalty for a period of time. Franco-Nevada is entitled to receive certain minimum royalty payments from 2028 and also has the option to convert the NSR to a gold-only NSR for a period of time once Alpala is producing. The NSR covers the Cascabel concession.

Acquisition of Freeport Royalty Portfolio Interests

On September 1, 2020, the Company acquired a portfolio of 24 royalties from Freeport-McMoRan Inc. for $30.6 million in cash. The portfolio includes prospective royalties over Wallbridge Mining Co. Ltd.’s Fenelon, Martiniere and Northway-Noyon projects. It also includes producing royalties on Industrias Peñoles, S.A.B.de C.V.’s Milpillas copper mine in Sonora, Mexico, and on Ormat Technologies Inc.’s Neal Hot Spring geothermal operation in Oregon.

Acquisition of U.S. Oil & Gas Royalty Rights with Continental Resources, Inc.

The Company, through a wholly-owned subsidiary, has a strategic relationship with Continental Resources. Inc. (“Continental”) to acquire, through a jointly-owned entity (the “Royalty Acquisition Venture”), royalty rights within Continental’s areas of operation. In 2020, Franco-Nevada recorded contributions to the Royalty Acquisition Venture of $29.8 million (2019 - $114.4 million). In the first half of the year, following weak commodity prices, Franco-Nevada and Continental agreed to reduce the pace of their capital funding commitments to the Royalty Acquisition Venture. The venture will target lower prices for acquiring acreage to provide a stronger platform for a potential future rebound in commodity prices and a resumption of development activity by Continental. As at December 31, 2020, the cumulative investment in the Royalty Acquisition Venture by the Company totaled $406.0 million and Franco-Nevada has remaining commitments of up to $114.0 million, approximately half of which is expected to be deployed in 2021.

Acquisition of Island Gold Royalty Interest – Ontario, Canada

On March 20, 2020, Franco-Nevada acquired an existing 0.62% NSR on Alamos Gold Inc.’s Island Gold project in Finan Township in the Province of Ontario for $13.4 million (C$19.0 million).

Financing

Credit Facilities

As at December 31, 2020, the Company had no amounts drawn against its $1.0 billion unsecured revolving term credit facility (the “Corporate Revolver”). However, the Company has posted security in the form of standby letters of credit in the amount of $18.1 million (C$23.1 million) in connection with the audit by the Canada Revenue Agency (“CRA”). The standby letters of credit reduce the available balance under the Corporate Revolver.

On March 10, 2020, Franco-Nevada (Barbados) Corporation amended its $100.0 million unsecured revolving credit facility (the “FNBC Revolver”) to extend the term to March 20, 2021. The amendment also provided a reduction in the applicable margins and standby fees. The term of the FNBC Revolver is expected to be further extended by an additional year. As at December 31, 2020, the Company had no amounts outstanding against the FNBC Revolver.

On February 14, 2020, the Company made full repayment of the $80.0 million it had outstanding at December 31, 2019 under its non-revolving credit facility (the “Corporate Term Loan”). The Corporate Term Loan is a non-revolving facility, and is therefore no longer available to draw.

At-the-Market Equity Program

On May 11, 2020, the Company established a new at-the-market equity program (the “ATM Program”) permitting the Company to issue up to an aggregate of $300 million worth of common shares from treasury at prevailing market prices to the public through the Toronto Stock Exchange, the New York Stock Exchange or any other marketplace on which the common shares are listed, quoted or otherwise trade. The previous at-the-market program, which permitted the Company to issue up to an aggregate of $200 million worth of common shares, was terminated on April 28, 2020 when the Company renewed its base shelf prospectus.

For 2020, the Company issued 1,054,800 common shares under the ATM Program and its previous at-the-market equity program at an average price per common share of $128.96. The gross proceeds from these issuances were $136.0 million, and the net proceeds were $133.7 million after deducting agent commission costs of $1.4 million and other share issuance costs of $0.9 million.

Dividend Increase

Franco-Nevada is pleased to announce that its Board of Directors has decided to raise its quarterly dividend to $0.30 per share, effective for the second quarter of 2021. The dividend will be a 15.4% increase from the previous $0.26 per share quarterly dividend and will mark the 14th consecutive annual dividend increase for Franco-Nevada shareholders.

In 2020, dividends declared totaled $1.03 per share. The total dividend declared was $197.2 million, of which $154.9 million was paid in cash and $42.3 million was paid in common shares under the Company’s Dividend Reinvestment Plan (“DRIP”).

2020 Management’s Discussion and Analysis	7

Guidance

The following contains forward-looking statements. Reference should be made to the “Cautionary Statement on Forward-Looking

Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the “Cautionary Statement” and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the United States Securities and Exchange Commission on www.sec.gov. The 2021 guidance is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties (subject to our assessment thereof). Further challenges due to the COVID-19 pandemic may result in additional risk to the accuracy of our 2021 guidance.

For 2021, the Company is pleased to provide the following guidance for its mining and energy segments, respectively.

	2021 guidance	2020 actual	2019 actual
Gold & Gold Equivalent sales(1),(2)	555,000 - 585,000 GEOs	521,564 GEOs sold	516,438 GEOs sold
Energy revenue(3)	$115.0 - $135.0 million	$91.7 million	$115.9 million
1

Of the 555,000 to 585,000 GEOs, Franco-Nevada expects to receive 375,000 to 405,000 GEOs under its various streams. For the year ended December 31, 2020, the Company earned 351,580 GEOs from its streams.

2	In forecasting GEOs for 2021, gold, silver, platinum and palladium metals have been converted to GEOs using commodity prices of $1,750 Au, $25.00 Ag, $1,100 Pt and $2,200 Pd.
3	In forecasting revenue from Energy assets for 2021, the Company assumed a WTI oil price of $55 per barrel and a Henry Hub natural gas price of $2.50/mcf.

Gold equivalent sales: GEO sales in 2020 exceeded our revised guidance of 475,000 to 505,000 GEOs, with higher than expected production from our Cobre Panama, Candelaria, and Guadalupe-Palmarejo streams, as well as higher than anticipated royalties from our Hemlo NPI. For 2021, we continue to expect solid growth in our GEO sales based on the following:

●	Latin America: We anticipate sales from Cobre Panama to increase significantly over 2020, ranging between 105,000 and 125,000 GEOs, as the mine continues to ramp-up. Sales in 2021 from Candelaria are also expected to increase to between 65,000 and 75,000 GEOs, as the mine has completed its mill optimization project. We anticipate sales of silver ounces from Antamina to increase compared to 2020 to the high-end of our long-term expected annual range of 2.8 million to 3.2 million silver ounces. We have also factored in incremental GEOs from our newly acquired Condestable stream, referenced above. Increases from these assets are expected to be partly offset by a decrease in GEOs from Antapaccay ranging between 55,000 and 65,000 GEOs due to lower planned grades based on the life of mine plan.
●	U.S.: We anticipate higher royalties from Stillwater due to an expected increase in PGM production. Gold Quarry is expected to decrease to approximately 5,500 GEOs in 2021 and to 1,350 GEOs thereafter, as our royalty payments will no longer be based on the minimum payment obligations tied to mineral reserves and stockpiles. We also anticipate lower royalties from South Arturo, based on the latest life of mine plan.
●	Canada: We anticipate payments from our NPI royalties from Musselwhite to resume in 2021, as the mine ramps up to full operations after commissioning its new conveyor and materials handling systems in late 2020. We also anticipate higher royalties from the Detour Lake mine where strong production growth is expected in 2021 and from Dublin Gulch (Eagle) which reached commercial production in mid-2020. These increases are expected to be offset by lower royalties from Hemlo, ranging from 20,000 to 30,000 GEOs in 2021, down from a record of 40,155 GEOs in 2020. We also anticipate our deliveries from Sudbury to decrease to approximately 10,000 GEOs.
●	Rest of World: We anticipate more production from our Subika (Ahafo) royalty, as mining at Ahafo returns to our royalty grounds. Deliveries from Karma are expected to decrease due to the fixed delivery commitments being fulfilled in 2020. Deliveries from Sabodala are also expected to be lower based on the fixed delivery commitments set in the amended stream agreement, referenced above.

Energy revenue: Revenue from our Energy assets exceeded our revised 2020 guidance as oil and gas prices improved in the second half of 2020 resulting in better than expected royalties from our Permian assets and our Weyburn NRI. In addition, we received the initial contribution from the newly acquired Haynesville royalties. In 2021, we expect an increase in Energy revenue both due to higher forecasted oil and gas prices and the following:

●	U.S.: Our recently acquired royalty portfolio in the Haynesville shale play will contribute its first full year of revenue. With respect to our interests in the SCOOP/STACK, additional royalties acquired under the Royalty Acquisition Venture with Continental are expected to provide additional volume contribution. We also anticipate a rebound in drilling activity in the Permian Basin as commodity prices recover but flat drilling activity at Marcellus relative to 2020. We also have not included lease bonus revenue in our 2021 guidance. Lease bonuses were minimal in 2020.
●	Canada: We expect an increase in revenue from Weyburn, reflecting the NRI royalty’s leverage to oil prices. For Orion, we anticipate consistent production levels but increased revenue from better oil prices.

Depletion: The Company has estimated depletion and depreciation expense to be between $250.0 million to $280.0 million for 2021.

2020 Management’s Discussion and Analysis	8

Capital commitments: As at December 31, 2020, Franco-Nevada is committed to contribute, subject to satisfaction of agreed upon development thresholds, up to $114.0 million to the Royalty Acquisition Venture held with Continental. Approximately half is expected to be deployed in 2021. The Company is also committed to funding the potential upsizing of the Alpala royalty, referenced in the Corporate Developments section above.

Market Overview

The price of gold and other precious metals are the largest factors in determining profitability and cash-flow from operations for Franco-Nevada. Historically, the price of gold has been subject to volatile price movements and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control. Major influences on the gold price include interest rates, fiscal and monetary stimulus, inflation expectations, currency exchange rate fluctuations including the relative strength of the U.S. dollar, and the supply of and demand for gold.

Commodity price volatility also impacts the number of GEOs when converting non-gold commodities to GEOs. Silver, platinum, palladium and other mining commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the mining commodity was produced or sold.

In 2020, gold prices reflected improved sentiment toward gold as a safe haven in uncertain times as well as an alternative investment class in a low interest rate environment. Gold prices increased 27.1%, averaging $1,770/oz in 2020, compared to $1,392/oz in 2019, and ended the year at $1,888/oz.

Silver prices averaged $20.55/oz in 2020, an increase of 26.9% compared to $16.20/oz in 2019. Platinum and palladium prices averaged $884/oz and $2,194/oz, respectively, in 2020, compared to $863/oz and $1,539/oz, respectively, in 2019, an increase of 2.4% and an increase of 42.5%, respectively.

During the year, a number of geopolitical and market factors outside of the Company’s control (including those related to the COVID-19 pandemic) have contributed to volatility and a significant decrease in the price of oil and gas. WTI prices averaged $39.36/bbl in 2020, a 30.9% decrease from 2019, Edmonton Light prices averaged C$45.72/bbl in 2020, down 33.7% compared to 2019. Henry Hub natural gas prices averaged $2.13/mcf in 2020 compared to $2.53/mcf in 2019, down 15.8%.

2020 Management’s Discussion and Analysis	9

Selected Financial Information

	For the three months ended		For the year ended
(in millions, except Average Gold Price, GEOs sold,	December 31,		December 31,
Margin, per ounce amounts and per share amounts)	2020	2019	2020	2019

Statistical Measures
Average Gold Price	$1,873	$1,480	$1,770	$1,392
GEOs sold(1)	147,476	153,396	521,564	516,438

Statement of Comprehensive Income
Revenue	$304.5	$258.1	$1,020.2	$844.1
Depletion and depreciation	67.5	72.7	241.0	263.2
Costs of sales	46.7	46.3	158.8	144.8
Operating income	195.8	129.0	336.5	410.2
Net income	176.7	113.3	326.2	344.1
Basic earnings per share	$0.93	$0.60	$1.71	$1.83
Diluted earnings per share	$0.92	$0.60	$1.71	$1.83

Dividends declared per share	$0.26	$0.25	$1.03	$0.99
Dividends declared (including DRIP)	$50.7	$47.6	$197.2	$187.0
Weighted average shares outstanding	190.9	188.8	190.3	187.7

Non-IFRS Measures
Cash Costs(2) attributable to GEOs sold	$44.8	$44.1	$152.4	$137.5
Cash Costs(2) per GEO sold	$304	$287	$292	$266
Adjusted EBITDA(2)	$253.7	$201.7	$839.6	$673.4
Adjusted EBITDA(2) per share	$1.33	$1.07	$4.41	$3.59
Margin(2)	83.3%	78.1%	82.3%	79.8%
Adjusted Net Income(2)	$163.0	$110.8	$516.3	$341.5
Adjusted Net Income(2) per share	$0.85	$0.59	$2.71	$1.82

Statement of Cash Flows
Net cash provided by operating activities	$246.3	$184.6	$803.9	$617.7
Net cash used in investing activities	$(137.9)	$(1.8)	$(309.0)	$(436.1)
Net cash used in financing activities	$(39.7)	$(142.6)	$(91.8)	$(119.8)

	As at	As at
	December 31,	December 31,
(expressed in millions)	2020	2019
Statement of Financial Position
Cash and cash equivalents	$534.2	$132.1
Total assets	5,592.9	5,280.6
Debt	—	80.0
Deferred income tax liabilities	91.5	82.4
Total shareholders’ equity	5,443.8	5,062.2
Working capital(3)	610.5	225.3

1	Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table on pages 12 and 16 of this MD&A for indicative prices which may be used in the calculations of GEOs for the year ended December 31, 2020 and 2019, respectively.
2	Cash costs, Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see the “Non-IFRS Financial Measures” section of this MD&A.
3	The Company defines Working Capital as current assets less current liabilities.

2020 Management’s Discussion and Analysis	10

Revenue by Asset

Our portfolio is well-diversified with GEOs and revenue being earned from 54 Mining assets and 55 Energy assets in various jurisdictions.

The following table details revenue earned from our various royalty, stream and working interests for the years ended December 31, 2020 and 2019:

		For the three months ended		For the year ended
(expressed in millions)		December 31,		December 31,
Property	Interest and %	2020	2019	2020	2019
GOLD & GOLD EQUIVALENTS
Latin America
Cobre Panama	Stream (indexed) Gold & Silver	$46.1	$32.8	$135.4	$64.7
Candelaria	Stream 68% Gold & Silver	22.5	30.9	106.8	103.1
Antapaccay	Stream (indexed) Gold & Silver	47.5	29.1	118.5	100.4
Antamina	Stream 22.5% Silver	20.5	10.2	57.0	44.9
Guadalupe-Palmarejo	Stream 50% Gold	29.1	17.3	79.0	49.7
Other		1.7	1.3	5.4	6.4
United States
Stillwater	NSR 5% PGM	$15.2	$13.1	$50.9	$39.8
Goldstrike	NSR 2-4%, NPI 2.4-6%	5.4	4.1	20.7	21.2
Gold Quarry	NSR 7.29%	(4.0)	5.9	10.7	15.6
Marigold	NSR 1.75-5%, GR 0.5-4%	2.6	1.7	7.1	8.7
Bald Mountain	NSR/GR 0.875-5%	2.5	3.8	11.2	8.9
South Arturo	GR 4-9%	1.3	1.1	6.2	1.8
Other		1.9	3.0	7.0	6.4
Canada
Sudbury	Stream 50% PGM & Gold	$6.5	$13.1	$40.1	$41.2
Detour Lake	NSR 2%	5.7	4.7	20.4	16.8
Hemlo	NSR 3%, NPI 50%	21.6	5.6	69.9	18.2
Brucejack	NSR 1.2%	2.0	1.6	7.2	5.6
Kirkland Lake	NSR 1.5-5.5%, NPI 20%	1.5	1.4	5.4	5.2
Other		11.9	8.5	27.0	27.5
Rest of World
MWS	Stream 25%	$11.0	$12.1	$41.8	$37.1
Sabodala	6% Stream, Fixed to 105,750 oz (1)	5.1	6.3	21.6	29.5
Tasiast	NSR 2%	4.1	3.1	14.3	10.9
Subika (Ahafo)	NSR 2%	2.8	5.3	10.4	17.4
Karma	Stream 4.875%, Fixed to 80,625 oz	7.0	5.6	28.9	20.2
Duketon	NSR 2%	1.4	1.5	9.6	7.7
Edikan	NSR 1.5%	1.2	0.9	4.4	3.6
Other		2.6	4.1	11.6	15.7
		$276.7	$228.1	$928.5	$728.2
ENERGY
United States
SCOOP/STACK	Various Royalty Rates	$4.6	$7.0	$21.6	$26.2
Permian Basin	Various Royalty Rates	5.5	5.3	18.5	20.0
Marcellus	GORR 1%	4.9	4.9	20.4	18.0
Haynesville	Various Royalty Rates	4.2	—	4.2	—
Other		0.1	—	0.1	—
Canada
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	$5.2	$8.1	$16.0	$33.8
Orion	GORR 4%	2.0	2.6	5.9	10.2
Other		1.3	2.1	5.0	7.7
		$27.8	$30.0	$91.7	$115.9
Revenue		$304.5	$258.1	$1,020.2	$844.1

1 Sabodala agreement was amended with an effective date of September 1, 2020.

2020 Management’s Discussion and Analysis	11

Review of Quarterly Financial Performance

The prices of precious metals and oil and gas and production from Mining and Energy assets are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The following table summarizes average commodity prices and average exchange rates during the periods presented.

Quarterly average prices and rates		Q4/2020	Q4/2019	Variance
Gold(1)	($/oz)	$1,873	$1,480	26.6%
Silver(1)	($/oz)	24.39	17.31	40.9%
Platinum(1)	($/oz)	939	907	3.5%
Palladium(1)	($/oz)	2,348	1,800	30.4%

Edmonton Light	(C$/bbl)	49.45	66.87	(26.1)%
West Texas Intermediate	($/bbl)	42.68	56.94	(25.0)%
Henry Hub	($/mcf)	2.77	2.42	14.5%

CAD/USD exchange rate(2)		0.7675	0.7576	1.3%
1	Based on LBMA PM Fix for gold, platinum and palladium. Based on LBMA Fix for silver.
2	Based on Bank of Canada daily rates.

Revenue

Revenue and GEO sales by commodity, geographical location and type of interest for the three months ended December 31, 2020 and 2019 is as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the three months ended December 31,	2020	2019	Variance	2020	2019	Variance
Commodity
Gold	110,815	117,698	(6,883)	$208.4	$174.8	$33.6
Silver	20,403	15,427	4,976	38.0	22.8	15.2
PGM	11,162	16,271	(5,109)	20.9	24.6	(3.7)
Other Mining assets	5,096	4,000	1,096	9.4	5.9	3.5
Mining	147,476	153,396	(5,920)	$276.7	$228.1	$48.6
Energy	—	—	—	27.8	30.0	(2.2)
	147,476	153,396	(5,920)	$304.5	$258.1	$46.4
Geography
Latin America	89,456	81,697	7,759	$167.4	$121.6	$45.8
United States	13,028	22,235	(9,207)	44.2	49.9	(5.7)
Canada	26,164	23,247	2,917	57.7	47.7	10.0
Rest of World	18,828	26,217	(7,389)	35.2	38.9	(3.7)
	147,476	153,396	(5,920)	$304.5	$258.1	$46.4
Type
Revenue-based royalties	24,832	38,765	(13,933)	$69.6	$78.0	$(8.4)
Streams	104,337	105,434	(1,097)	195.4	157.4	38.0
Profit-based royalties	12,783	5,008	7,775	27.0	12.5	14.5
Other	5,524	4,189	1,335	12.5	10.2	2.3
	147,476	153,396	(5,920)	$304.5	$258.1	$46.4
1	Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table above for indicative prices which may be used in the calculations of GEOs.

Revenue for Q4/2020 was $304.5 million, up 18.0% from Q4/2019, and comprised $276.7 million from Mining assets and $27.8 million from Energy assets. Mining revenue in Q4/2020 increased 21.3%, benefiting from strong precious metal prices. Conversely, Energy revenue decreased 7.3% compared to the same period in 2019 due to a decrease in oil and gas prices in 2020 which negatively impacted all Energy assets. Included in Energy revenue is $4.2 million from the newly acquired Haynesville portfolio.

Mining assets contributed 90.9% of the Company’s total revenue in Q4/2020, compared to 88.4% in Q4/2019. Geographically, the Company remains heavily invested in the Americas, representing 88.4% of revenue in Q4/2020, compared to 84.9% in Q4/2019.

2020 Management’s Discussion and Analysis	12

Quarterly Revenue by Commodity and Geography – Q4/2019 to Q4/2020

(expressed in millions)

Revenue by Commodity
$225
$200
$175
$150
$125
$100
$75
$50
$25
$0
$174.8
$208.4
$22.8
$38.0
$24.6
$20.9
$5.9
$9.4
$30.0
$27.8
Gold
Silver
PGM
Other Mining Assets
Energy
Q4/2019
Q4/2020

Revenue by Geography
$225
$200
$175
$150
$125
$100
$75
$50
$25
$0
$121.6
$167.4
$49.9
$44.2
$47.7
$57.7
$38.9
$35.2
Latin America
United States
Canada
Rest of World
Q4/2019
Q4/2020

GEO Sales

GEOs sold in Q4/2020 totaled 147,476 ounces, compared to 153,396 GEOs in Q4/2019.

GEOs Sold Reconciliation – Q4/2019 to Q4/2020

153,396
14,658
5,109
4,976
1,096
7,775
147,476
GEOs - Q4/2019
Gold Assets
PGM Assets
Silver Assets
Other Mining Assets
Gold NPIs
GEOs - Q4/2020

2020 Management’s Discussion and Analysis	13

The quarter-over-quarter decrease in GEOs sold was primarily due to the following factors:

●	Candelaria – 11,958 GEOs were sold in Q4/2020 compared to 20,728 GEOs in Q4/2019 due to the operation shutting down as a result of labour action in Q4/2020. The operation returned to full production capacity in December 2020 after reaching new collective agreements.
●	Gold Quarry – An adjustment was recorded in Q4/2020 due to royalty payments no longer being based on the minimum payment obligations tied to mineral reserves and stockpiles. The adjustment resulted in a credit of 2,442 GEOs, compared to 4,184 GEOs being earned in Q4/2019.
●	Sudbury – 3,489 GEOs were sold in Q4/2020 compared to 8,420 GEOs in Q4/2019 as anticipated based on McCreedy West’s life of mine plan.

The above decreases were partly offset by the following factors:

●	Hemlo – 11,450 GEOs were earned in Q4/2020 compared to 3,729 GEOs in Q4/2019 as the 50% NPI on Interlake benefited from higher gold prices and increased production. In addition, the Company recorded 4,168 GEOs for NPI royalties related to prior periods during Q4/2020.
●	Antapaccay – 25,430 GEOs were sold in Q4/2020 compared to 19,530 GEOs in Q4/2019 due timing of deliveries.
●	Antamina – 11,079 GEOs were sold in Q4/2020 compared to 6,892 GEOs in Q4/2019 reflecting the resumption of full production levels in the second half of 2020 following a shutdown due to the COVID-19 pandemic earlier in the year. Higher silver prices also resulted in a more favourable GEO conversion ratio.
●	Guadalupe-Palmarejo – 15,669 GEOs were sold in Q4/2020 compared to 11,644 GEOs in Q4/2019 due to higher grades and recoveries.
●	Cobre Panama – Franco-Nevada sold 24,347 GEOs in Q4/2020 compared to 22,028 GEOs in Q4/2019 as the operation has fully ramped up production following the temporary suspension due to the COVID-19 pandemic.

Energy Revenue

Energy assets earned revenue of $27.8 million (56.4% oil, 33.5% gas and 10.1% NGLs) for the quarter, a decrease of 7.3% compared to $30.0 million (78.0% oil, 12.6% gas and 9.4% NGLs) in Q4/2019. U.S. assets generated 69.3% of Franco-Nevada’s Energy revenue. The decrease in Energy revenue was primarily due to a significant decline in oil prices and the following factors:

●	SCOOP/STACK – Royalties from the SCOOP/STACK contributed $4.6 million in Q4/2020 compared to $7.0 million in Q4/2019 due to lower realized commodity prices and lower volumes due to reduced drilling by some of the operators within the plan and on royalty lands. These factors offset contributions from additional royalties acquired under the Royalty Acquisition Venture with Continental, where the pace of acquisition slowed in 2020.
●	Weyburn – Revenue from the Weyburn Unit was $5.2 million in Q4/2020 compared to $8.1 million in Q4/2019 due mostly to lower contribution from the NRI as a result of lower realized oil prices. The realized oil price was C$46.27/boe compared to C$63.35/boe for Q4/2019.

The above decreases were partly offset by the following:

●	Haynesville – The newly acquired portfolio of royalties, effective October 1, 2020, contributed $4.2 million in Q4/2020.

Costs of Sales

2020 Management’s Discussion and Analysis	14

The following table provides a breakdown of costs of sales incurred in the periods presented:

	For the three months ended December 31,
(expressed in millions)	2020	2019	Variance
Costs of stream sales	$44.0	$43.5	$0.5
Mineral production taxes	0.8	0.6	0.2
Mining costs of sales	$44.8	$44.1	$0.7
Energy costs of sales	1.9	2.2	(0.3)
	$46.7	$46.3	$0.4

Ounces from stream assets decreased in Q4/2020 compared to Q4/2019. Costs of stream sales increased slightly as a result of higher metal prices as certain streams carry a cost per ounce which varies based on spot prices.

Depletion and Depreciation

Depletion and depreciation expense totaled $67.5 million in Q4/2020, compared to $72.7 million in Q4/2019, in part due to the quarter-over-quarter decrease in GEOs sold. In Q4/2020, the Company also earned a higher portion of its GEOs from its Hemlo asset which has been fully depleted. Depletion on a per ounce basis also varies from year to year based on the asset’s updated reserve estimates.

Income Taxes

Income tax expense was $21.5 million in Q4/2020 (Q4/2019 – $17.2 million), comprised of a current income tax expense of $17.1 million (Q4/2019 – $13.9 million) and a deferred income tax expense of $4.4 million (Q4/2019 – $3.3 million). The Company is undergoing an audit by the CRA of its 2012-2017 taxation years. Refer to the “Liquidity and Capital Resources – Contingencies” section of this MD&A for further details.

Net Income

Net income for Q4/2020 was $176.7 million, or $0.93 per share, compared to $113.3 million, or $0.60 per share, for the same period in 2019. Adjusted Net Income, which adjusts for impairment charges and reversals, foreign exchange gains and losses and other income and expenses, among other items, was $163.0 million, or $0.85 per share, compared to $110.8 million, or $0.59 per share, earned in Q4/2019.

2020 Management’s Discussion and Analysis	15

Review of Annual Financial Performance

The prices of precious metals and oil and gas and the actual production from Mining and Energy assets are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The following table summarizes average commodity prices and average exchange rates during the periods presented.

Average prices and rates		2020	2019	Variance
Gold(1)	($/oz)	$1,770	$1,392	27.1%
Silver(1)	($/oz)	20.55	16.20	26.9%
Platinum(1)	($/oz)	884	863	2.4%
Palladium(1)	($/oz)	2,194	1,539	42.5%

Edmonton Light	(C$/bbl)	45.72	68.99	(33.7)%
West Texas Intermediate	($/bbl)	39.36	57.00	(30.9)%
Henry Hub	($/mcf)	2.13	2.53	(15.8)%

CAD/USD exchange rate(2)		0.7455	0.7536	(1.1)%
1	Based on LBMA PM Fix for gold, platinum and palladium. Based on LBMA Fix for silver.
2	Based on Bank of Canada daily rates.

Revenue

Revenue and GEO sales by commodity, geographical location and type of interest for the year ended December 31, 2020 and 2019 is as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the year ended December 31,	2020	2019	Variance	2020	2019	Variance
Commodity
Gold	405,033	387,663	17,370	$718.1	$545.8	$172.3
Silver	59,606	58,906	700	106.4	83.2	23.2
PGM	47,038	52,813	(5,775)	86.2	75.6	10.6
Other Mining assets	9,887	17,056	(7,169)	17.8	23.6	(5.8)
Mining	521,564	516,438	5,126	$928.5	$728.2	$200.3
Energy	—	—	—	91.7	115.9	(24.2)
	521,564	516,438	5,126	$1,020.2	$844.1	$176.1
Geography
Latin America	281,684	260,389	21,295	$502.1	$369.2	$132.9
United States	64,466	73,820	(9,354)	178.6	166.6	12.0
Canada	95,038	80,570	14,468	196.9	166.2	30.7
Rest of World	80,376	101,659	(21,283)	142.6	142.1	0.5
	521,564	516,438	5,126	$1,020.2	$844.1	$176.1
Type
Revenue-based royalties	113,247	134,611	(21,364)	$274.9	$266.7	$8.2
Streams	351,580	345,466	6,114	629.2	490.8	138.4
Profit-based royalties	46,257	20,466	25,791	88.7	49.7	39.0
Other	10,480	15,895	(5,415)	27.4	36.9	(9.5)
	521,564	516,438	5,126	$1,020.2	$844.1	$176.1
1	Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table above for indicative prices which may be used in the calculations of GEOs.

2020 Management’s Discussion and Analysis	16

Revenue in 2020 was $1,020.2 million, up 20.9% from 2019 due to higher metal prices and an increase in GEOs sold. Mining revenue comprised 91.0% of total revenue in 2020, compared to 86.3% in 2019. We continue to earn the majority of our revenue from the Americas, at 86.0% in 2020, compared to 83.2% in 2019.

Annual Revenue by Commodity and Geography – 2019 to 2020

(expressed in millions)

Revenue by Commodity
$800
$700
$600
$500
$400
$300
$200
$100
$0
$545.8
$718.1
$83.2
$106.4
$75.6
$86.2
$23.6
$17.8
$115.9
$91.7
Gold
Silver
PGM
Other Mining Assets
Energy
2019
2020

Revenue by Geography
$800
$700
$600
$500
$400
$300
$200
$100
$0
$369.2
$502.1
$166.6
$178.6
$166.2
$196.9
$142.1
$142.6
Latin America
United States
Canada
Rest of World
2019
2020

GEO Sales

GEOs sold in 2020 totaled 521,564 ounces, compared to 516,438 GEOs in 2019.

GEOs Sold Reconciliation – 2019 to 2020

516,438
7,169
8,421
5,775
700
25,791
521,564
GEOs - 2019
Other Mining Assets
Gold Assets
PGM Assets
Silver Assets
Gold NPIs
GEOs - 2020

2020 Management’s Discussion and Analysis	17

The year-over-year increase in GEOs sold was primarily due to the following factors:

●	Cobre Panama – Franco-Nevada sold 76,348 GEOs in 2020 compared to 43,554 GEOs in 2019 as the Company benefited from a full year of deliveries in 2020 vs. first deliveries in 2019 beginning in July.
●	Hemlo – 40,155 GEOs were earned in 2020 compared to 13,313 GEOs in 2019 due to an increase in production on the Interlake lands along with higher gold prices. In addition, the Company recorded 5,243 GEOs for NPI royalties related to prior periods.
●	Guadalupe-Palmarejo – 44,696 GEOs were sold in 2020 compared to 35,031 GEOs in 2019 due to higher grades and recoveries being achieved.

The above increases were partly offset by the following factors:

●	Candelaria – 59,655 GEOs were sold in 2020 compared to 73,638 GEOs in 2019 due to ore hardness in the first half of 2020 and work stoppages in the fourth quarter of 2020.
●	Sabodala – 12,164 GEOs were sold in 2020 compared to 21,140 GEOs in 2019 due to the fixed delivery commitments under the recently amended stream agreement being lower than those which were in effect in 2019.
●	Sudbury – 21,046 GEOs were sold in 2020 compared to 27,956 GEOs in 2019 as anticipated based on McCreedy West’s life of mine plan.

Energy Revenue

The Company’s Energy assets contributed revenue of $91.7 million (60.7% oil, 26.6% gas and 12.7% NGLs) in 2020, a decrease of 20.9% compared to $115.9 million (75.3% oil, 15.6% gas and 9.0% NGLs) in 2019. The Company’s U.S. Energy assets generated 70.6% of the Company’s Energy revenue in 2020. The year-over-year decrease in Energy revenue was primarily due to lower realized oil prices across the portfolio in addition to the following factors:

●	Weyburn – Revenue from the Weyburn Unit in 2020 was $16.0 million compared to $33.8 million in 2019. The substantial revenue reduction in 2020 included negative revenue from the Weyburn NRI in Q2/2020 as operating and capital costs associated with the royalty exceeded revenue resulting from unusually low realized oil prices. The actual realized oil price was C$41.55/boe in 2020 compared to C$65.18/boe in 2019.

The above decrease was partly offset by the following:

●	Haynesville – The newly acquired portfolio of royalties, effective October 1, 2020, contributed $4.2 million in 2020.
●	Marcellus – The Marcellus royalty, which was effective March 1, 2019, contributed a full year of revenue in 2020 of $20.4 million, compared to $18.0 million in 2019.

Costs of Sales

2020 Management’s Discussion and Analysis	18

The following table provides a breakdown of costs of sales incurred in the periods presented:

	For the year ended December 31,
(expressed in millions)	2020	2019	Variance
Costs of stream sales	$149.5	$135.1	$14.4
Mineral production taxes	2.9	2.4	0.5
Mining costs of sales	$152.4	$137.5	$14.9
Energy costs of sales	6.4	7.3	(0.9)
	$158.8	$144.8	$14.0

Costs of stream sales in 2020 increased 10.7% relative to 2019, reflecting an increase in stream GEOs sold as well as higher metal prices as certain streams carry a cost per ounce which varies based on spot prices.

Depletion and Depreciation

Depletion and depreciation expense totaled $241.0 million in 2020, compared to $263.2 million in 2019. While GEOs sold increased year-over-year, depletion expense decreased as the incremental GEOs were earned from assets carrying lower depletion rates. In particular, for 2020, the Company earned a significant portion of its GEOs from its Hemlo asset, which has been fully depleted. Depletion on a per ounce basis also varies from year to year based on the asset’s updated reserve estimates.

Impairment Charges and Reversals

In 2020, the Company recorded pre-tax impairments of $271.7 million, or $207.4 million after-tax, related to its interests in the SCOOP/STACK and Weyburn, and an impairment reversal of $9.6 million, net of depletion, related to its MWS stream. Refer to the “Impairments of Royalties, Stream and Working Interests” section of this MD&A for details.

Income Taxes

Income tax expense in 2020 totaled $13.3 million (2019 – $61.8 million), comprised of a current income tax expense of $48.5 million (2019 – $39.1 million) and a deferred income tax recovery of $35.2 million (2019 – $22.7 million deferred income tax expense). The deferred income tax recovery in 2020 was mostly related to the impairment charges recorded on the Company’s Energy assets. The Company is undergoing an audit by the CRA of its 2012-2017 taxation years. Refer to the “Liquidity and Capital Resources – Contingencies” section of this MD&A for further details.

Net Income

Net income in 2020 was $326.2 million, or $1.71 per share, compared to $344.1 million, or $1.83 per share, for the same period in 2019. The decrease in net income reflects the impairment charges recorded on the Company’s Energy assets, largely offset by higher mining revenue. Adjusted Net Income was $516.3 million, or $2.71 per share, compared to $341.5 million, or $1.82 per share, earned in 2019.

2020 Management’s Discussion and Analysis	19

Impairment Charges and Reversals

Royalties, stream and working interests are reviewed for impairment if there is an indication that the carrying amount may not be recoverable. The Company also reassesses previously impaired assets for indications that an impairment loss may no longer exist or has decreased. In 2020, the Company recorded pre-tax impairment charges (reversals) as summarized in the following table:

	Impairment
	(reversal)	Recoverable
(expressed in millions)	amount	amount
Royalty, stream and working interests, net
SCOOP/STACK	$207.2	$309.2
Weyburn	60.5	162.8
Mine Waste Solutions	(9.6)	114.8
Other assets
Oil well equipment	$4.0	$4.7
	$262.1	$591.5

Refer to note 8 to the financial statements for further details on impairment charges and reversals.

SCOOP/STACK and Weyburn

In Q1/2020, as a result of reduced production and capital spend by the operators of the Company’s Energy assets due to lower market expectations for oil and gas prices, the Company noted the presence of impairment indicators at March 31, 2020 and carried out an asset impairment analysis of its Energy assets. The Company recorded pre-tax impairment charges of $207.2 million at its SCOOP/STACK assets, $60.5 million at Weyburn, and $4.0 million related to its oil well equipment. The key assumptions and estimates used in determining the recoverable amounts of the Company’s Energy assets are related to oil prices and discount rates.

Forecasted WTI prices as at March 31, 2020 used to determine future cash flows were as follows:

						Average
						Annual
	Remainder of					Increase
	2020	2021	2022	2023	2024	Thereafter
WTI oil price (US$/barrel)	$30.00	$41.18	$49.88	$55.87	$57.98	2%

While oil and gas prices have rebounded from April 2020, there remains a greater than normal variability in oil and gas prices. At December 31, 2020, the Company determined that there was no indication of impairment reversals.

Future cash-flows were discounted using an after-tax discount rate which reflects specific market risk factors associated with individual characteristics of the cash-generating unit (“CGU”). For the SCOOP/STACK CGUs, the discount rate ranged between 5% for proved producing reserves to 12% for undeveloped contingent resources. For the Weyburn CGU, the discount rate assumed was 9.5%.

Mine Waste Solutions

In 2014, the Company recorded an impairment of $26.6 million on its stream interest in the MWS tailings recovery operation in South Africa. Due to the capped nature of the stream and its limited optionality, the Company assessed that the reduction in consensus gold price estimates at the time was an indication of impairment.

In 2020, the Company assessed that the increase in consensus gold price estimates during the year represented an indication of impairment reversal and carried out an asset impairment reversal analysis. As the recoverable amount determined for the asset exceeded its carrying value, a full reversal of the 2014 impairment loss of $9.6 million, net of depletion, was recognized.

The key assumptions and estimates used in determining the recoverable amount of the MWS stream asset related to gold prices and discount rates.

Forecasted gold prices as at December 31, 2020 used to determine future cash flows were as follows:

	2021	2022	2023	2024
Gold price (US$/ounce)	$1,910	$1,886	$1,831	$1,681

The future cash-flows were discounted using a discount rate of 5% which reflects specific market risk factors associated with MWS.

2020 Management’s Discussion and Analysis	20

General and Administrative Expenses

The following table provides a breakdown of general and administrative expenses incurred for the periods presented:

	For the three months ended December 31,			For the year ended December 31,
(expressed in millions)	2020	2019	Variance	2020	2019	Variance
Salaries and benefits	$2.8	$4.3	$(1.5)	$9.6	$10.1	$(0.5)
Professional fees	1.2	1.2	—	3.7	2.5	1.2
Office costs	—	0.1	(0.1)	0.3	0.4	(0.1)
Share-based compensation	1.8	1.3	0.5	5.6	5.5	0.1
Board of Directors' costs	0.2	0.6	(0.4)	2.3	2.3	—
(Gain)/loss on mark-to-market of DSU liability	(1.8)	1.3	(3.1)	2.0	2.8	(0.8)
Other	0.4	1.9	(1.5)	5.3	5.2	0.1
	$4.6	$10.7	$(6.1)	$28.8	$28.8	$—

General and administrative expenses represented 2.8% of revenue in 2020 (2019 – 3.4%). General and administrative expenses, which include business development costs, vary depending upon the level of business development related activity and the timing of completing transactions.

Included in general and administrative expenses is the gain or loss on the mark-to-market of the value of the deferred share units (“DSUs”) previously granted to the directors of the Company. Although the Company’s share price increased both in 2020 and 2019, the year-over-year increase in 2020 was less pronounced than in the prior year. As such, the marked-to-market value of the DSU liability increased by $2.0 million in 2020, a lesser extent than in 2019 where the increase in the liability was $2.8 million. In Q4/2020, the share price decreased during the quarter, resulting in a decrease in the liability of $1.8 million compared to an increase in the liability of $1.3 million in Q4/2019.

Other Income and Expenses

Foreign Exchange and Other Income/Expenses

The following table provides a list of foreign exchange and other income/expenses incurred for the periods presented:

	For the three months ended December 31,			For the year ended December 31,
(expressed in millions)	2020	2019	Variance	2020	2019	Variance
Foreign exchange loss	$0.3	$0.2	$0.1	$(0.1)	$(0.1)	$—
Mark-to-market gain on warrants	2.1	2.0	0.1	2.6	2.0	0.6
Other income	0.1	0.6	(0.5)	0.3	0.9	(0.6)
	$2.5	$2.8	$(0.3)	$2.8	$2.8	$—

Under IFRS, all foreign exchange gains or losses related to monetary assets and liabilities held in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income. The parent company’s functional currency is the Canadian dollar, while the functional currency of certain of the Company’s subsidiaries is the U.S. dollar.

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses incurred for the periods presented:

	For the three months ended December 31,			For the year ended December 31,
(expressed in millions)	2020	2019	Variance	2020	2019	Variance
Finance income
Interest	$0.7	$0.8	$(0.1)	$3.7	$3.5	$0.2
	$0.7	$0.8	$(0.1)	$3.7	$3.5	$0.2
Finance expenses
Standby charges	$0.6	$0.5	$0.1	$2.1	$2.1	$—
Amortization of debt issue costs	0.2	0.3	(0.1)	1.0	0.9	0.1
Interest	—	1.2	(1.2)	0.3	7.4	(7.1)
Accretion of lease liabilities	—	0.1	(0.1)	0.1	0.2	(0.1)
	$0.8	$2.1	$(1.3)	$3.5	$10.6	$(7.1)

Finance income is earned on our cash and cash equivalents. Finance income also includes interest income of $2.4 million on the Noront Loan. Interest income also includes $0.6 million on a loan provided to SolGold in advance of the closing of the acquisition of the Alpala royalty, referenced in the Corporate Developments section above.

In 2020 and 2019, finance expenses consisted of interest expense incurred on our Corporate Revolver and Corporate Term Loan, both of which have been repaid. The Company also incurs standby charges, which represent the costs of maintaining our credit facilities based on the undrawn amounts, and recognizes the amortization of costs incurred with respect to the initial set-up or subsequent amendments of our credit facilities. Finance expenses also includes the accretion expense on lease liabilities.

2020 Management’s Discussion and Analysis	21

Summary of Quarterly Information

Selected quarterly financial and statistical information for the most recent eight quarters(1) is set out below:

(in millions, except Average Gold Price, Margin, GEOs, per GEO amounts and	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
per share amounts)	2020	2020	2020	2020	2019	2019	2019	2019
Revenue	$304.5	$279.8	$195.4	$240.5	$258.1	$235.7	$170.5	$179.8
Costs and expenses(2)	108.7	101.5	89.6	383.9	129.1	113.5	91.5	99.8
Operating income (loss)	195.8	178.3	105.8	(143.4)	129.0	122.2	79.0	80.0
Other (expenses) income	2.4	0.8	0.1	(0.3)	1.5	(2.7)	(1.3)	(1.8)
Income tax expense (recovery)	21.5	25.2	11.5	(44.9)	17.2	17.9	13.7	13.0
Net income (loss)	176.7	153.9	94.4	(98.8)	113.3	101.6	64.0	65.2
Basic earnings (loss) per share	$0.93	$0.81	$0.50	$(0.52)	$0.60	$0.54	$0.34	$0.35
Diluted earnings (loss) per share	$0.92	$0.81	$0.50	$(0.52)	$0.60	$0.54	$0.34	$0.35
Net cash provided by operating activities	$246.3	$212.2	$150.2	$195.2	$184.6	$170.4	$119.1	$143.6
Net cash used in investing activities	(137.9)	(117.6)	(19.0)	(34.5)	(1.8)	(344.5)	(33.5)	(56.3)
Net cash (used in) provided by financing activities	(39.7)	(9.4)	34.8	(77.5)	(142.6)	(133.9)	241.4	(84.7)
Average Gold Price(3)	$1,873	$1,911	$1,711	$1,583	$1,480	$1,474	$1,310	$1,304
GEOs sold(4)	147,476	134,817	104,330	134,941	153,396	133,219	107,774	122,049
Cash Costs(5) attributable to GEOs sold	$44.8	$39.1	$27.0	$41.5	$44.1	$36.8	$25.6	$31.0
Cash Costs(5) per GEO sold	$304	$290	$259	$308	$287	$276	$238	$254
Adjusted EBITDA(5)	$253.7	$235.1	$158.1	$192.7	$201.7	$192.9	$137.9	$140.9
Adjusted EBITDA(5) per share	$1.33	$1.23	$0.83	$1.02	$1.07	$1.03	$0.74	$0.75
Margin(5)	83.3%	84.0%	80.9%	80.1%	78.1%	81.8%	80.9%	78.4%
Adjusted Net Income(5)	$163.0	$152.3	$91.8	$109.2	$110.8	$101.6	$64.0	$65.2
Adjusted Net Income(5) per share	$0.85	$0.80	$0.48	$0.58	$0.59	$0.54	$0.34	$0.35
1	Sum of the quarters may not add up to yearly total due to rounding.
2	Includes impairment charges (reversals) on royalty, stream and working interests of $(9.6) million (Q4/2020) and $271.7 million (Q1/2020).
3	Based on LBMA Gold Price PM Fix.
4	GEOs include production from our Mining assets and do not include Energy assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other mining commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the mining commodity was produced or sold. For illustrative purposes, please refer to the average commodity price table on pages 12 and 16 of this MD&A for indicative prices which may be used in the calculation of GEOs for the year ended December 31, 2020 and 2019, respectively.
5	Cash Costs, Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-IFRS Financial Measures” section of this MD&A.

2020 Management’s Discussion and Analysis	22

Balance Sheet Review

Summary Balance Sheet and Key Financial Metrics

	At December 31,	At December 31,
(expressed in millions, except debt to equity ratio)	2020	2019
Cash and cash equivalents	$534.2	$132.1

Current assets	663.7	278.7
Non-current assets	4,929.2	5,001.9
Total assets	$5,592.9	$5,280.6

Current liabilities	53.2	53.4
Non-current liabilities	95.9	165.0
Total liabilities	$149.1	$218.4

Total shareholders’ equity	$5,443.8	$5,062.2

Debt	$—	$80.0
Total common shares outstanding	191.0	189.4
Key Financial Metrics
Working Capital	$610.5	$225.3
Debt to equity	—	0.02:1

Assets

Total assets were $5,592.9 million at December 31, 2020 compared to $5,280.6 million at December 31, 2019. Our asset base is primarily comprised of non-current assets such as our royalty, stream and working interests, equity investments and loan receivable, while our current assets primarily comprise cash and cash equivalents, and accounts receivable. The decrease in non-current assets compared to December 31, 2019 reflects a decrease in the carrying amount of the Company’s royalty, stream and working interests as a result of impairment charges recognized on our Energy assets, as well as depletion and depreciation expense. These decreases were partly offset by the acquisitions of the Haynesville, Alpala and other royalty interests and increase in the fair value of equity instruments.

Liabilities

Total liabilities as at December 31, 2020 primarily comprise $40.8 million of accounts payable and accrued liabilities and $91.5 million deferred income tax liabilities. The decrease in non-current liabilities compared to December 31, 2019, reflects the repayment of $80.0 million of debt the Company had outstanding at December 31, 2019 which was repaid during the first quarter of 2020.

Shareholders’ Equity

Shareholders’ equity increased by $381.6 million as at December 31, 2020 compared to December 31, 2019 reflecting net income of $326.2 million and net proceeds of $133.7 million from issuances under the ATM Program and the previous at-the-market equity program, after agent commission costs $1.4 million and other share issuance costs of $0.9 million. Declared dividends reduced shareholders’ equity by $197.2 million but were partly settled through the issuance of $42.3 million in common shares pursuant to the DRIP. Shareholders’ equity also includes a gain on the fair value of investments of $43.8 million and a gain of $19.6 million in currency translation adjustment in 2020.

2020 Management’s Discussion and Analysis	23

Liquidity and Capital Resources

Cash flow for the year ended December 31, 2020 and 2019 was as follows:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions)	2020	2019	2020	2019
Net cash provided by operating activities	$246.3	$184.6	$803.9	$617.7
Net cash used in investing activities	(137.9)	(1.8)	(309.0)	(436.1)
Net cash used in financing activities	(39.7)	(142.6)	(91.8)	(119.8)
Effect of exchange rate changes on cash and cash equivalents	(1.3)	0.2	(1.0)	0.6
Net change in cash and cash equivalents	$67.4	$40.4	$402.1	$62.4

Operating Cash Flow

Net cash provided by operating activities was $803.9 million in 2020 (2019 - $617.7 million). Operating cash flow increased due to higher revenue primarily as a result of higher commodity prices compared to the corresponding 2019 periods. Also reflected in operating cash flow are proceeds from the sale of gold bullion the Company receives as settlement for certain of its royalties.

Investing Activities

Net cash used in investing activities was $309.0 million in 2020 (2019 – $436.1 million), which primarily consisted of the acquisition of the Haynesville royalty for a gross purchase price of $135.0 million, the Alpala royalty for $100.0 million, the Freeport portfolio of royalties for $30.6 million, the Rio Baker royalty for $5.0 million, and the Island Gold royalty for $13.4 million (C$19.0 million). The Company also funded its share of royalty acquisitions in the Royalty Acquisition Venture with Continental of $25.2 million.

Comparatively, investing activities in 2019 primarily consisted of the acquisition of the Marcellus royalty for a gross purchase price of $300.0 million, the funding of Franco-Nevada’s share in the Royalty Acquisition Venture with Continental of $108.8 million, and the purchase of the Salares Norte, Valentine Lake, Eagle’s Nest and Premier royalties.

Financing Activities

Net cash used by financing activities was $91.8 million in 2020 (2019 – $119.8 million) and included the full repayment of amounts borrowed against the Corporate Term Loan of $80.0 million and the payment of dividends in cash of $154.9 million. These were partially offset by net proceeds of $135.7 million from the ATM Program and the previous at-the-market equity program and $7.4 million net proceeds from exercise of stock options.

Comparatively, financing activities in 2019 included the full repayment of $485 million for amounts borrowed against the Corporate Revolver, partly funded with proceeds from the Corporate Term Loan. Financing activities in 2019 also included net proceeds of $136.0 million from the previous at-the-market equity program, and dividends paid in cash of $138.2 million.

Capital Resources

Our cash and cash equivalents totaled $534.2 million as at December 31, 2020 (December 31, 2019 – $132.1 million). In addition, we held investments and loan receivables of $238.4 million as at December 31, 2020 (December 31, 2019 – $183.2 million), of which $191.8 million was held in publicly-traded equity instruments (December 31, 2019 – $141.7 million).

As at March 10, 2021, the Company also has a total of approximately $1.1 billion available under its two revolving credit facilities.

The Corporate Revolver is a $1.0 billion unsecured, revolving credit facility with a five-year term maturing March 22, 2024. Advances under the Corporate Revolver bear interest depending upon the currency of the advance and the Company’s leverage ratio. Funds are generally drawn using LIBOR 30-day rates plus 100 basis points. As at December 31, 2020, the Company has two standby letters of credit in the amount of $18.1 million (C$23.1 million) against the Corporate Revolver in relation to the audit by the CRA, as referenced in the “Contingencies” section of this MD&A. The standby letters of credit reduce the available balance under the Corporate Revolver.

The FNBC Revolver is a $0.1 billion unsecured, revolving credit facility. As at December 31, 2020, the available balance under the FNBC Revolver was $0.1 billion. The FNBC Revolver was amended on March 10, 2020 to extend the term to March 20, 2021. The term is expected to be further extended by an additional year. Under the amendment, funds are generally drawn using LIBOR 30-day rates plus 125 basis points.

2020 Management’s Discussion and Analysis	24

The Company also had a Corporate Term Loan, which was a $160.0 million unsecured, non-revolving credit facility. On February 14, 2020, funds borrowed under the Corporate Term Loan were repaid in full. As the Corporate Term Loan is a non-revolving facility, it is therefore no longer available to draw.

Management’s objectives when managing capital are to:

(a)	when capital is not being used for long-term investments, ensure its preservation and availability by investing in low risk investments with high liquidity; and
(b)	ensure that adequate levels of capital are maintained to meet the Company’s operating requirements and other current liabilities.

As at December 31, 2020, the majority of funds were held in cash deposits with several financial institutions. Franco-Nevada invests its excess funds in term deposits. Certain investments with maturities upon acquisition of 3 months, or 92 days or less, were classified as term deposits within cash and cash equivalents on the statement of financial position.

Our performance is impacted by foreign currency fluctuations of the Canadian dollar and Australian dollar relative to the U.S. dollar. The largest exposure is with respect to the Canadian/U.S. dollar exchange rates as we hold a significant amount of our assets in Canada and report our results in U.S. dollars. The effect of volatility in these currencies against the U.S. dollar impacts our general and administrative expenses and depletion of Mining and Energy interests incurred in our Canadian and Australian entities due to their respective functional currencies. During 2020, the Canadian dollar traded in a range of $0.6898 to $0.7863, ending at $0.7854, and the Australian dollar traded between $0.5727 and $0.7709, ending at $0.7709.

Our near-term cash requirements include the potential funding of the upsize option with respect to the Alpala royalty, our funding commitments towards the Royalty Acquisition Venture with Continental, corporate administration costs, certain costs of operations, payment of dividends and income taxes directly related to the recognition of royalty, stream and working interest revenues. As a royalty and stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties or streams and capital commitments for our working interests. Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities, or the use of our credit facilities. We believe that our current cash resources, available credit facilities and future cash flows will be sufficient to cover the costs of our commitments, operating and administrative expenses, and dividend payments for the foreseeable future.

2020 Management’s Discussion and Analysis	25

Purchase Commitments

The following table summarizes Franco-Nevada’s commitments to pay for gold, silver and PGM pursuant to the associated precious metals agreements as at December 31, 2020:

	Attributable payable
	production to be purchased					Per ounce cash payment (1),(2)					Term of		Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	agreement(3)		contract
Antamina	0%		22.5	% (4)	0%	n/a		5	% (5)	n/a	40 years		7-Oct-15
Antapaccay	—	% (6)	—	% (7)	0%	20	% (8)	20	% (9)	n/a	40 years		10-Feb-16
Candelaria	68	% (10)	68	% (10)	0%	$400		$4.00		n/a	40 years		6-Oct-14
Cobre Panama Fixed Payment Stream	—	% (11)	—	% (12)	0%	$418	(13)	$6.27	(14)	n/a	40 years		19-Jan-18
Cobre Panama Floating Payment Stream	—	% (15)	—	% (16)	0%	20	% (17)	20	% (18)	n/a	40 years		19-Jan-18
Karma	4.875	% (19)	0%		0%	20	% (20)	n/a		n/a	40 years		11-Aug-14
Guadalupe-Palmarejo	50%		0%		0%	$800		n/a		n/a	40 years		2-Oct-14
Sabodala	—	% (21)	0%		0%	20	% (22)	n/a		n/a	40 years		25-Sep-20
MWS	25%		0%		0%	$400		n/a		n/a	40 years	(23)	2-Mar-12
Cooke 4	7%		0%		0%	$400		n/a		n/a	40 years		5-Nov-09
Sudbury(24)	50%		0%		50%	$400		n/a		$400	40 years		15-Jul-08

1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe-Palmarejo, and Sabodala.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
5	Purchase price is 5% of the average silver price at the time of delivery.
6	Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.
7	Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.
8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
11	Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate.
12	Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate.
13	After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada will receive a 5% annual rate of return until such mill throughput was achieved, through a reduction of the applicable fixed gold price of $100 per ounce or a delivery of additional ounces for no consideration.
14	After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce.
15	Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate.
16	Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate.
17	After 604,000 ounces of gold delivered, purchase price is 50% of the spot price of gold. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada will receive a 5% annual rate of return until such mill throughput was achieved, through a reduction of the applicable fixed gold price of $100 per ounce or a delivery of additional ounces for no consideration.
18	After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver.
19	Gold deliveries are fixed at 15,000 ounces per annum from March 31, 2016 until February 28, 2021 (exclusive of an aggregate 5,625 gold ounces, or 703 gold ounces per quarter, to be delivered as a result of the exercise by the operator of its option to increase the upfront deposit). Thereafter, percentage is 4.875%.
20	Purchase price is 20% of the average gold price at the time of delivery.
21	Based on amended agreement with an effective date of September 1, 2020, gold deliveries are fixed at 783.33 ounces per month until 105,750 ounces of gold are delivered. Thereafter, percentage is 6% of gold production (subject to reconciliation after fixed delivery period to determine if Franco-Nevada would have received more or less than 105,750 ounces of gold under the original 6% variable stream for such period, entitling the operator to a credit for an over-delivery applied against future stream deliveries or a one-time additional delivery to Franco-Nevada for an under-delivery).
22	Purchase price is 20% of prevailing market price at the time of delivery.
23	Agreement is capped at 312,500 ounces of gold.
24	The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, the fixed price per gold equivalent ounce was increased to $800 per ounce (with no annual inflationary adjustment), effective July 1, 2018 until December 31, 2021.

Capital commitments

As described in the Corporate Developments section above, the Company has a strategic relationship with a subsidiary of Continental to jointly acquire royalty rights through the Royalty Acquisition Venture. As at December 31, 2020, Franco-Nevada has remaining commitments of up to $114.0 million, approximately half of which is expected to be deployed in 2021. Franco-Nevada is also committed to funding the potential upsizing of the Alpala royalty, referenced in the Corporate Developments section above.

2020 Management’s Discussion and Analysis	26

Contingencies

Canada Revenue Agency Audit

The CRA is conducting an audit of Franco-Nevada for the 2012-2017 taxation years. The following table provides a summary of the various CRA audit and reassessment matters further detailed below:

	CRA Position	Taxation Years Reassessed	Potential Liability for Tax, Interest and Penalties (in millions)
Canadian Domestic Tax Matters	Upfront payment made in connection with precious metal stream agreements should be deducted for income tax purposes in a similar manner to how such amount is expensed for financial statement purposes.	2014, 2015

For 2014-2015:

Tax: $1.1 (C$1.4)

Interest and other penalties: $0.2 (C$0.2)

If CRA were to reassess the 2016-2020 taxation years on the same basis:

Tax: $33.6 (C$42.8)

Interest and other penalties: $4.1 (C$5.3)

Transfer Pricing (Mexico)

Transfer pricing provisions in the Act (as defined below) apply such that a majority of the income earned by the Company’s Mexican subsidiary should be included in the income of the Company and subject to tax in Canada.

2013, 2014, 2015

For 2013-2015:

Tax: $19.9 (C$25.3)

Transfer pricing penalties: $8.1 (C$10.3)

Interest and other penalties: $7.1 (C$9.2)

If CRA were to reassess the 2016-2020 taxation years on the same basis:

Tax: $3.6 (C$4.6)

Transfer pricing penalties: $1.4 (C$1.7)

Interest and other penalties: $0.9 (C$1.1)

Transfer Pricing (Barbados)

Transfer pricing provisions in the Act (as defined below) apply such that a majority of the income relating to certain precious metal streams earned by the Company’s Barbadian subsidiary should be included in the income of the Company and subject to tax in Canada.

2014, 2015

For 2014-2015:

Tax: $5.3 (C$6.7)

Transfer pricing penalties: $2.0 (C$2.5)

Interest and other penalties: $1.7 (C$2.2)

If CRA were to reassess the 2016-2020 taxation years on the same basis:

Tax: $136.8 (C$174.2)

Transfer pricing penalties: $51.5 (C$65.6)

Interest and other penalties: $11.0 (C$14.0)

FAPI (Barbados)

The FAPI provisions in the Act (as defined below) apply such that a majority of the income relating to precious metal streams earned by the Company’s Barbadian subsidiary, in 2012 and 2013, should be included in the income of the Company and subject to tax in Canada.

		2012, 2013	For 2012-2013: Tax: $6.0 (C$7.7) Interest and other penalties: $2.4 (C$3.1)

a)	Canadian Domestic Tax Matters (2014-2015):

In October 2019, certain wholly-owned Canadian subsidiaries of the Company received Notices of Reassessment for the 2014 and 2015 taxation years (the “Domestic Reassessments”) in which the CRA increases income by adjusting the timing of the deduction of the upfront payments which were made in connection with precious metal stream agreements. The CRA’s position is that the upfront payment should be deducted for income tax purposes in a similar manner to how such upfront payment is expensed for financial statement purposes. Consequently, the CRA’s position results in a slower deduction of the upfront payment and an acceleration of the payment of Canadian taxes. This results in the Company being subject to an incremental payment of Federal and provincial income taxes for these years of $1.1 million (C$1.4 million) (after applying available non-capital losses and other deductions) plus estimated interest (calculated to December 31, 2020) and other penalties of $0.2 million (C$0.2 million). The Company has filed formal Notices of Objection with the CRA against the Domestic Reassessments.

If the CRA were to reassess the particular Canadian subsidiaries for taxation years 2016 through 2020 on the same basis, the Company estimates that it would be subject to an incremental payment of Canadian tax for these years of approximately $33.6 million (C$42.8 million) (after applying available non-capital losses and other deductions) plus interest (calculated to December 31, 2020) and other penalties of approximately $4.1 million (C$5.3 million).

2020 Management’s Discussion and Analysis	27

b)	Mexico (2013-2015):

In December 2018, the Company received a Notice of Reassessment from the CRA for the 2013 taxation year (the “2013 Reassessment”) in relation to its Mexican subsidiary. The reassessment was made on the basis of the transfer pricing provisions in the Income Tax Act (Canada) (the “Act”) and asserts that a majority of the income earned by the Mexican subsidiary should have been included in the income of the Company and subject to tax in Canada. The 2013 Reassessment results in additional Federal and provincial income taxes of $8.5 million (C$10.8 million) plus estimated interest (calculated to December 31, 2020) and other penalties of $3.2 million (C$4.2 million) but before any relief under the Canada-Mexico tax treaty.

In December 2019, the Company received Notices of Reassessment for the 2014 and 2015 taxation years (the “2014 and 2015 Reassessments”) on the same basis as the 2013 Reassessment, resulting in additional Federal and provincial income taxes of $11.4 million (C$14.5 million) plus estimated interest (calculated to December 31, 2020) and other penalties of $3.9 million (C$5.0 million) but before any relief under the Canada-Mexico tax treaty.

The Company has filed formal Notices of Objection with the CRA against the 2013 Reassessment and the 2014 and 2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts of tax, interest and penalties, as referenced in Note 11 (a) to the financial statements. Further, the Company has commenced an appeal in the Tax Court of Canada with respect to these reassessments.

For taxation years 2013 through 2015, the Company’s Mexican subsidiary paid a total of $30.3 million (419.4 million Pesos) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico. If required, the Company intends to seek relief from double taxation under the Canada-Mexico tax treaty.

In December 2020, the CRA issued revised 2013 Reassessment and 2014 and 2015 Reassessments to include transfer pricing penalties of $8.1 million (C$10.3 million). The Company disagrees and intends to file Notices of Objection, and if required appeal to the Tax Court of Canada, against these revised reassessments.

If the CRA were to reassess the Company for taxation years 2016 through 2020 on the same basis and continue to apply transfer pricing penalties, the Company estimates that it would be subject to additional Canadian tax for these years of approximately $3.6 million (C$4.6 million), transfer pricing penalties of approximately $1.4 million (C$1.7 million) plus interest (calculated to December 31, 2020) and other penalties of approximately $0.9 million (C$1.1 million) but before any relief under the Canada-Mexico tax treaty. The Company’s Mexican subsidiary paid $3.8 million (71.0 million Pesos) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico for the 2016 year and ceased operations after 2016.

c)	Barbados (2014-2015):

The 2014 and 2015 Reassessments also reassess the Company in relation to its Barbadian subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income relating to certain precious metal streams earned by the Barbadian subsidiary should have been included in the income of the Company and subject to tax in Canada, resulting in additional Federal and provincial income taxes of $5.3 million (C$6.7 million) plus estimated interest (calculated to December 31, 2020) and other penalties of $1.7 million (C$2.2 million). As noted previously, the Company has filed formal Notices of Objection with the CRA against the 2014 and 2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts of tax, interest and penalties, as referenced in Note 11 (a) to the financial statements. Further, the Company has commenced an appeal in the Tax Court of Canada with respect to the 2014 and 2015 Reassessments.

As noted above, in December 2020, the CRA issued revised 2014 and 2015 Reassessments to include transfer pricing penalties of $2.0 million (C$2.5 million). The Company disagrees and intends to file Notices of Objection, and if required appeal to the Tax Court of Canada, against the revised reassessments.

If the CRA were to reassess the Company for taxation years 2016 through 2020 on the same basis and continue to apply transfer pricing penalties, the Company estimates that it would be subject to additional Canadian tax for these years of approximately $136.8 million (C$174.2 million), transfer pricing penalties of approximately $51.5 million (C$65.6 million) plus interest (calculated to December 31, 2020) and other penalties of approximately $11.0 million (C$14.0 million).

d)	Barbados (2012-2013):

In August 2020, the Company received Notices of Reassessment for the 2012 and 2013 taxation years (the “FAPI Reassessments”, and collectively with the Domestic Reassessments, the 2013 Reassessment and the 2014 and 2015 Reassessments, the “Reassessments”) in relation to its Barbadian subsidiary. The reassessments assert that a majority of the income relating to precious metal streams earned by the Barbadian subsidiary, in those years, should have been included in the income of its Canadian parent company and subject to tax in Canada as Foreign Accrual Property Income (“FAPI”). The CRA has noted that its position may not extend beyond the 2013 taxation year. The FAPI Reassessments result in additional Federal and provincial income taxes of $6.0 million (C$7.7 million) plus estimated interest (calculated to December 31, 2020) and other penalties of $2.4 million (C$3.1 million). The Company has filed formal Notices of Objection with the CRA against the FAPI Reassessments and has posted security in cash for 50% of the reassessed amounts of tax, interest and penalties.

The CRA recently expanded its audit to include the 2016 and 2017 taxation years and the Company has not received any proposal or notices of reassessment for these taxation years.

2020 Management’s Discussion and Analysis	28

Management believes that the Company and its subsidiaries have filed all tax returns and paid all applicable taxes in compliance with Canadian and applicable foreign tax laws and, as a result, no amounts have been recorded in the financial statements of the Company for the Reassessments, or for any potential tax liability that may arise in respect of these matters. The Company does not believe that the Reassessments are supported by Canadian tax law and jurisprudence and intends to vigorously defend its tax filing positions.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company or any of its subsidiaries has filed its tax returns and reported its income. In the event that the CRA successfully challenges the manner in which the Company or a subsidiary has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

In particular, the areas which require management to make significant judgements, estimates and assumptions in determining carrying values are:

Impact of the COVID-19 Pandemic

The COVID-19 global health pandemic has had a significant impact on the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown. The adverse effects of the pandemic may continue for an extended and unknown period of time, particularly as variant strains of the virus are identified. The impact of the pandemic to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including gold, silver, palladium and oil and gas) and has raised the prospect of an extended global recession. As well, as efforts have been undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects has been impacted. Many mining projects, including a number of the properties in which Franco-Nevada holds a royalty, stream or other interest have been impacted by the pandemic resulting in the temporary suspension of operations, and other mitigation measures that impacted production. If the operation or development of one or more of the properties in which Franco-Nevada holds a royalty, stream or other interest and from which it receives or expects to receive significant revenue is suspended as a result of the continuing COVID-19 pandemic or future pandemics or other public health emergencies, it may have a material adverse impact on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada’s securities. The broader impact of the COVID-19 pandemic or future pandemics or similar public health emergencies on investors, businesses, the global economy or financial and commodity markets may also have a material adverse impact on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada’s securities.

Impact of Recent Global and Market Developments on Oil and Gas Prices

A number of geopolitical and market factors impacting global energy markets (including those related to the COVID-19 pandemic) have contributed to extreme volatility and a significant decrease in the price of oil and gas (WTI, WCS and NYMEX). As a result of reduced production and capital spend by a number of the operators of the Company’s Energy interests due to lower market expectations for oil and gas prices, the Company recorded impairments of $271.7 million at March 31, 2020, as detailed in note 8 (b) to the financial statements.

While oil and gas prices have rebounded from the historical lows of April 2020, assumptions about future commodity prices, interest rates and levels of supply and demand of commodities are subject to greater variability than normal and there remains heightened potential for further impairments or reversals thereof. The continuation of volatile oil and gas prices for a prolonged period may significantly affect the valuation of the Company’s financial and non-financial assets and have a material adverse impact on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada’s securities.

Reserves and Resources

Royalty, stream and working interests comprise a large component of the Company’s assets and, as such, the reserves and resources of the properties to which the interests relate have a significant effect on the Company’s financial statements. These estimates are applied in determining the depletion of and assessing the recoverability of the carrying value of royalty, stream and working interests. For mineral royalty and stream interests, the public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. For energy interests, the estimated reserves in reserve reports prepared by independent petroleum consultants or other qualified parties engaged by the Company reflect similar assessments of geological and geophysical studies and economic data and reliance on assumptions. These assumptions are, by their very nature, subject to interpretation and uncertainty.

The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of reserves and resources may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty, stream and working interests.

2020 Management’s Discussion and Analysis	29

Impairment of Royalty, Stream and Working Interests

Assessment of impairment of royalty, stream, working interests and energy well equipment at the end of each reporting period requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that give rise to the requirement to conduct an impairment test on the Company’s royalty, stream and working interests, and/or energy equipment. Indicators which could trigger an impairment test include, but are not limited to, a significant change in operator reserve and resource estimates, industry or economic trends, current or forecast commodity prices, and other relevant operator information. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, foreign exchange rates, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include judgment and estimates related to (i) dollar value per ounce or pound of reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the assumptions and estimates used in determining the fair value of the royalty, stream or working interests, or energy well equipment could impact the impairment analysis.

Asset Acquisitions and Business Combinations

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty, stream or working interests generally requires a high degree of judgment, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Joint Arrangements

Judgment is required to determine whether the Company has joint control of a contractual arrangement, which requires continuous assessment of the relevant activities and whether the decisions in relation to those activities require unanimous consent. Judgment is also continually required to classify a joint arrangement as either a joint operation or a joint venture when the arrangement has been structured through a separate vehicle. Classifying the arrangement requires the Company to assess its rights and obligations arising from the arrangement. Specifically, the Company considers the legal form of the separate vehicle, the terms of the contractual arrangement and other relevant facts and circumstances. This assessment often requires significant judgment, and a different conclusion on joint control, or whether the arrangement is a joint operation or a joint venture, may have a material impact on the accounting treatment.

The Company evaluated its joint arrangement with Continental, whereby the Company acquired a 49.9% economic interest in TMRC II, in accordance with IFRS 11 Joint Arrangements. The Company concluded that the arrangement qualified as a joint operation based on the terms of the contractual agreement which specify how revenues and expenses are shared. Under the agreement, revenues generated by the royalty assets of TMRC II are to be distributed based on the performance of the assets against agreed upon development thresholds and the tranche in which the assets were acquired, resulting in the Company receiving distributions ranging between 50-75% of revenue. As a result, the Company has concluded that its rights are tied to the assets of TMRC II, rather than the net results of the entity.

Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, Barbados, the United States, Australia or any of the countries in which the mining operations are located or to which shipments of gold, silver or platinum group metals are made requires the use of judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable ounces of gold, silver and platinum group metals. Therefore, the amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period.

Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

2020 Management’s Discussion and Analysis	30

New and Amended Standards Adopted by the Company

The following standard was effective and implemented for the annual period as of January 1, 2020.

Amendments to IFRS 3 Business Combinations

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations (“IFRS 3”). The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test. While it is generally expected that the application of the amendments will result in more acquisitions being accounted for as asset acquisitions, the Company will evaluate the impact of the amendments based on the nature and terms of acquisitions the Company may complete in future.

New Accounting Standards Issued But Not Yet Effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company’s current or future reporting periods.

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares. A detailed description of the rights, privileges, restrictions and conditions attached to each class of authorized shares is included in our most recent Annual Information Form, a copy of which can be found on SEDAR at www.sedar.com and in our Form 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of March 10, 2021, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	190,956,476
Issuable upon exercise of Franco-Nevada options(1)	745,962
Issuable upon vesting of Franco-Nevada RSUs	102,708
Diluted common shares	191,805,146
1	There were 745,962 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$40.87 to C$171.33 per share.

Franco-Nevada has not issued any preferred shares.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and other financial disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

2020 Management’s Discussion and Analysis	31

An evaluation was carried out by our management, with the participation of our President & Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of Franco-Nevada’s internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on that evaluation, the CEO and CFO have concluded that Franco-Nevada’s internal control over financial reporting was effective as of December 31, 2020.

An evaluation was also carried out under the supervision of the CEO and CFO and with the participation of management, of the effectiveness of the design and operation of Franco-Nevada’s disclosure controls and procedures (as defined under applicable Canadian securities laws and in Rule 13a – 15(e) and Rule 15d – 15(e) under the U.S. Securities Exchange Act of 1934), and based on that evaluation the CEO and the CFO have concluded that, as of December 31, 2020, Franco-Nevada’s disclosure controls and procedures were effective.

For the year ended December 31, 2020, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

Franco-Nevada’s report of management’s assessment regarding internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the U.S. Securities Exchange Act of 1934) is included in the Management’s Report on Internal Control over Financial Reporting that accompanies Franco-Nevada’s Annual Consolidated Financial Statements for the fiscal year ended December 31, 2020.

Non-IFRS Financial Measures

Cash Costs attributable to GEOs sold and Cash Costs per GEO

Cash Costs attributable to GEOs sold and Cash Costs per GEO sold are non-IFRS financial measures. Cash Costs are calculated by starting with total costs of sales and removing depletion and depreciation, and costs not attributable to GEOs sold such as our Energy operating costs. Cash Costs per GEO sold are calculated by dividing Cash Costs by the number of GEOs sold in the period, excluding prepaid GEOs.

Management uses Cash Costs and Cash Costs per GEO sold to evaluate the Company’s ability to generate positive cash flow from its mining royalty, stream and working interests. Management and certain investors also use this information to evaluate the Company’s performance relative to peers in the mining industry who present this measure on a similar basis. Cash Costs and Cash Costs per GEO are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other issuers.

Reconciliation of Cash Costs and Cash Costs per GEO sold:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per GEO amounts)	2020	2019	2020	2019
Total costs of sales	$114.2	$119.0	$399.8	$408.0
Depletion and depreciation	(67.5)	(72.7)	(241.0)	(263.2)
Energy operating costs	(1.9)	(2.2)	(6.4)	(7.3)
Cash Costs attributable to GEOs sold	$44.8	$44.1	$152.4	$137.5
GEOs	147,476	153,396	521,564	516,438
Cash Costs per GEO sold	$304	$287	$292	$266

Adjusted EBITDA and Adjusted EBITDA per share

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”):

●	Income tax expense/recovery;
●	Finance expenses;
●	Finance income;
●	Depletion and depreciation;
●	Non-cash costs of sales;
●	Impairment charges and reversals related to royalty, stream and working interests;
●	Impairment of investments;
●	Gains/losses on sale of royalty, stream and working interests;
●	Gains/losses on investments;
●	Foreign exchange gains/losses and other income/expenses; and
●	Unusual non-recurring items.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in

2020 Management’s Discussion and Analysis	32

accordance with IFRS such as Net Income and EPS, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of the Company, particularly since the excluded items are typically not included in our guidance, with the exception of depletion and depreciation expense. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of the Company’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted EBITDA:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2020	2019	2020	2019
Net Income	$176.7	$113.3	$326.2	$344.1
Income tax expense	21.5	17.2	13.3	61.8
Finance expenses	0.8	2.1	3.5	10.6
Finance income	(0.7)	(0.8)	(3.7)	(3.5)
Depletion and depreciation	67.5	72.7	241.0	263.2
Impairment charges (reversals)	(9.6)	—	262.1	—
Foreign exchange (gains)/losses and other (income)/expenses	(2.5)	(2.8)	(2.8)	(2.8)
Adjusted EBITDA	$253.7	$201.7	$839.6	$673.4
Basic weighted average shares outstanding	190.9	188.8	190.3	187.7

Basic earnings per share	$0.93	$0.60	$1.71	$1.83
Income tax expense	0.11	0.09	0.07	0.33
Finance expenses	—	—	0.01	0.06
Finance income	—	—	(0.02)	(0.02)
Depletion and depreciation	0.35	0.39	1.27	1.40
Impairment charges (reversals)	(0.1)	—	1.4	—
Foreign exchange (gains)/losses and other (income)/expenses	(0.01)	(0.01)	(0.01)	(0.01)
Adjusted EBITDA per share	$1.33	$1.07	$4.41	$3.59

Margin

Margin is a non-IFRS financial measure which is defined by the Company as Adjusted EBITDA divided by revenue. The Company uses Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Margin is intended to provide additional information, does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for a measure of performance in accordance with IFRS.

Reconciliation of Net Income to Margin:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except Margin)	2020	2019	2020	2019
Net Income	$176.7	$113.3	$326.2	$344.1
Income tax expense	21.5	17.2	13.3	61.8
Finance expenses	0.8	2.1	3.5	10.6
Finance income	(0.7)	(0.8)	(3.7)	(3.5)
Depletion and depreciation	67.5	72.7	241.0	263.2
Impairment charges (reversals)	(9.6)	—	262.1	—
Foreign exchange (gains)/losses and other (income)/expenses	(2.5)	(2.8)	(2.8)	(2.8)
Adjusted EBITDA	$253.7	$201.7	$839.6	$673.4
Revenue	304.5	258.1	1,020.2	844.1
Margin	83.3%	78.1%	82.3%	79.8%

2020 Management’s Discussion and Analysis	33

Adjusted Net Income and Adjusted Net Income per share

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and EPS:

●	Foreign exchange gains/losses and other income/expenses;
●	Impairment charges and reversals related to royalty, stream and working interests;
●	Impairment of investments;
●	Gains/losses on sale of royalty, stream and working interests;
●	Gains/losses on investments;
●	Unusual non-recurring items; and
●	Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as Net Income and EPS, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of the Company, particularly since the excluded items are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of the Company’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted Net Income:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2020	2019	2020	2019
Net Income	$176.7	$113.3	$326.2	$344.1
Impairment charges (reversals)	(9.6)	—	262.1	—
Foreign exchange (gains)/losses and other (income)/expenses	(2.5)	(2.8)	(2.8)	(2.8)
Tax effect of adjustments	(1.6)	0.3	(69.2)	0.2
Adjusted Net Income	$163.0	$110.8	$516.3	$341.5
Basic weighted average shares outstanding	190.9	188.8	190.3	187.7

Basic earnings per share	$0.93	$0.60	$1.71	$1.83
Impairment charges (reversals)	(0.05)	—	1.38	—
Foreign exchange (gains)/losses and other (income)/expenses	(0.01)	(0.01)	(0.01)	(0.01)
Tax effect of adjustments	(0.02)	—	(0.37)	—
Adjusted Net Income per share	$0.85	$0.59	$2.71	$1.82

2020 Management’s Discussion and Analysis	34

Cautionary Statement on Forward-Looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, audits being conducted by the CRA, the expected exposure for current and future assessments and available remedies, the remedies relating to and consequences of the ruling of the Supreme Court of Panama in relation to the Cobre Panama project, the aggregate value of Common Shares which may be issued pursuant to the ATM Program, and the Company’s expected use of the net proceeds of the ATM Program, if any. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: the price at which Common Shares are sold in the ATM Program and the aggregate net proceeds received by the Company as a result of the ATM Program; fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and Energy); fluctuations in the value of the Canadian and Australian dollar, Mexican Peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of the COVID-19 (coronavirus) pandemic; and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

2020 Management’s Discussion and Analysis	35

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